EXHIBIT 99.6

CERTIFICATION OF THE ACTING CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this annual report of Enterra Energy Trust (the “Issuer”) on Form 40-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date thereof, I, Peter Carpenter, Chairman of the special committee of the board of directors, as Acting CEO of the Issuer, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The annual report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934;  and

2.

The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

Date: March 31, 2008	By:	Signed “Peter Carpenter” Peter Carpenter Chairman and Acting CEO